Exhibit 4.1

EXECUTION VERSION

FIRST SUPPLEMENTAL INDENTURE

dated as of October 31, 2016

by and among

Monster Worldwide, Inc.,

and

Wilmington Trust, National Association,

as Trustee

3.50% Convertible Senior Notes due 2019

THIS FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), entered into as of October 31, 2016, by and between Monster Worldwide, Inc., a Delaware corporation (the “Company”), and Wilmington Trust, National Association, as trustee (the “Trustee”), supplements and amends the Indenture (as defined herein).

RECITALS

WHEREAS, the Company and the Trustee heretofore entered into that certain Indenture, dated as of October 22, 2014 (the “Indenture”), pursuant to which the Company’s 3.50% Convertible Senior Notes due 2019 (the “Notes”) were issued;

WHEREAS, the Company, Randstad North America, Inc., a Delaware corporation (“Parent”), and Merlin Global Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), are parties to that certain Agreement and Plan of Merger dated as of August 8, 2016 (the “Merger Agreement”), pursuant to which, Merger Sub agreed to commence a tender offer to acquire all of the outstanding shares of common stock of the Company for $3.40 per share in cash, without interest thereon and less any applicable withholding taxes (the “Acquisition Offer Consideration”);

WHEREAS, at the effective time of the Acquisition (the “Effective Time”), Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Acquisition”), and each share of common stock of the Company issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Acquisition Offer Consideration, as set forth in the Merger Agreement;

WHEREAS, Section 14.07(a) of the Indenture provides that in the case of any consolidation, merger, combination or similar transaction involving the Company, as a result of which the common stock of the Company would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (such event, a “Merger Event”), then, at and after the Effective Time, the right to convert such $1,000 principal amount of Notes shall be changed into the right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock of the Company equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of common stock of the Company is entitled to receive) upon such Merger Event;

WHEREAS, Section 14.07(a) of the Indenture also provides that prior to or at the Effective Time of the Merger Event, the Company shall execute with the Trustee a supplemental indenture permitted under Section 10.01(g) of the Indenture providing for the change in the right to convert each $1,000 principal amount of Notes;

WHEREAS, Section 10.01(g) of the Indenture provides that the Company and the Trustee may modify or amend the Indenture without the consent of the Holders in connection with any Merger Event to provide that the Notes are convertible into cash and Reference Property (if any);

WHEREAS, pursuant to Section 14.07(a) of the Indenture, the Company has requested the Trustee to execute this Supplemental Indenture to evidence that Notes are convertible into the Acquisition Offer Consideration;

WHEREAS, the Company has delivered to the Trustee an Officers’ Certificate and Opinion of Counsel, each complying with Sections 10.05 and 17.05 of the Indenture; and

WHEREAS, all acts and requirements necessary to make this Supplemental Indenture a legal, valid and binding agreement of the Company have been done.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and intending to be legally bound, the parties to this Supplemental Indenture hereby agree as follows:

Section 1. Capitalized terms used herein and not otherwise defined herein are used as defined in the Indentures.

Section 2. In accordance with Section 14.07(a)(ii) of the Indenture, each $1,000 principal amount of Notes shall be convertible into the Acquisition Offer Consideration receivable by a holder of a number of shares of common stock of the Company that would have been issuable upon conversion of such principal amount of Notes immediately prior to the Acquisition (i.e., the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount into cash in an amount equal to $638.3177).

Section 3. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 4. This Supplemental Indenture may be signed in various counterparts which together will constitute one and the same instrument.

Section 5. This Supplemental Indenture is an amendment supplemental to the Indenture, and the Indenture and this Supplemental Indenture will henceforth be read together.

Section 6. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

Section 7. The provisions of this Supplemental Indenture shall be effective only upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the provisions of this Supplemental Indenture shall become operative only upon the closing of the Acquisition, with the result that the amendments to the Indenture effected by this Supplemental Indenture shall be deemed to be revoked retroactive to the date hereof if such closing shall not occur. The Company shall notify the Trustee promptly after the occurrence of such closing or promptly after the Company shall determine that such closing will not occur.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

Monster Worldwide, Inc.

By:	/s/ Timothy T. Yates
	Name:	Timothy T. Yates
	Title:	Chief Executive Officer and Chief Financial Officer

Wilmington Trust, National Association as Trustee

By:	/s/ Lynn M. Steiner
	Name:	Lynn M. Steiner
	Title:	Vice President

[Signature Page to First Supplemental Indenture]